Filed Pursuant to Rule 433

Free Writing Prospectus

Registration Statement No. 333-271354

Pricing Term Sheet

NAVIENT CORPORATION

Pricing Term Sheet

Issuer:	Navient Corporation

Format:	SEC Registered

Trade Date:	May 1, 2023

Settlement Date:	May 4, 2023 (T+3)

Securities:	9.375% Senior Notes due 2030

Ratings*:	Ba3 / B+ / BB-

Maturity Date:	July 25, 2030

Interest Payment Dates:	January 25 and July 25 of each year, commencing on January 25, 2024 (long first coupon).

Interest Payment Record Dates:	January 10 and July 10 of each year, commencing on January 10, 2024.

Principal Amount:	$500,000,000

Price to Public:	99.933%

Net Proceeds to Issuer (Before Deducting Issuance Expenses and Fees):	$499,665,000

Benchmark Treasury:	UST 3.500% due April 30, 2030

Benchmark Treasury Price / Yield:	$99-12 / 3.602%

Spread to Benchmark Treasury	T+ 577.3 basis points

Yield to Maturity:	9.375%

Coupon:	9.375%

Use of Proceeds:	We intend to use the net proceeds from this offering for general corporate purposes, including debt repurchases which could include redemptions, open market debt repurchases or tender offers.

Change of Control Offer to Purchase	If a Change of Control Triggering Event occurs, unless we have exercised our right, if any, to redeem the notes in full, we will offer to repurchase any and all of each holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, thereon, to, but not including, the date of repurchase.

Optional Redemption:

Prior to October 25, 2029 (nine months prior to their maturity date) (the “Par Call Date”), we may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, we may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	63938CAN8 / US63938CAN83

Denominations:	$2,000, and in integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	RBC Capital Markets, LLC Barclays Capital Inc. BofA Securities, Inc. J.P. Morgan Securities LLC

*A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision at any time.

Obligations of Navient Corporation and any subsidiary of Navient Corporation are not guaranteed by the full faith and credit of the United States of America. Neither Navient Corporation nor any subsidiary of Navient Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

Navient Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Issuer toll free at 1-800-321-7179, RBC Capital Markets, LLC at 1-866-375-8629, Barclays Capital Inc. toll free at 1-888-603-5847, BofA Securities, Inc. toll free at 1-800-294-1322 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

This pricing term sheet supplements the Prospectus Supplement dated May 1, 2023 issued by Navient Corporation relating to its Prospectus dated April 20, 2023.